Exhibit 16.1

March 14, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated March 14, 2024, of Ginkgo Bioworks Holdings, Inc. and are in agreement with the statements contained in the second and third sentences of the first paragraph and the second and third paragraphs on page 1 therein.

We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP